UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

PARDES BIOSCIENCES, INC.

(Name of Subject Company)

PARDES BIOSCIENCES, INC.

(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

69945Q105

(CUSIP Number of Class of Securities)

Thomas G. Wiggans

Chief Executive Officer

Pardes Biosciences, Inc.

2173 Salk Avenue, Suite 250

PMB#052

Carlsbad, California 92008

(415) 649-8758

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Douglas N. Cogen Ethan A. Skerry Ran D. Ben-Tzur Jennifer J. Hitchcock Michael S. Pilo Fenwick & West LLP 555 California Street San Francisco, California 94104 (415)-875-2300	Elizabeth H. Lacy General Counsel and Corporate Secretary Pardes Biosciences, Inc. 2173 Salk Avenue, Suite 250 PMB#052 Carlsbad, California 92008 (415) 649-8758

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Pardes Biosciences, Inc., a Delaware corporation (“Pardes” or the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on July 28, 2023 (as amended and restated on August 17, 2023 and as further amended on August 28, 2023, the “Schedule 14D-9”), with respect to the tender offer (the “Offer”) made by MediPacific Sub, Inc. (the “Purchaser”), a Delaware corporation and wholly owned subsidiary of MediPacific, Inc. (“Parent”), a Delaware corporation, to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.0001 per share (the “Shares”), for (i) $2.13 per Share (the “Cash Amount”) and (ii) one non-transferable contractual contingent value right per Share, pursuant to the Agreement and Plan of Merger, dated as of July 16, 2023, among Pardes, Parent and Purchaser and upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 28, 2023 (as amended, restated or supplemented as of the date hereof, the “Offer to Purchase”), and in the related Letter of Transmittal, dated July 28, 2023, each of which is attached to the Tender Offer Statement on Schedule TO-T/A filed by the Purchaser and Parent with the SEC on August 31, 2023, as Exhibits (a)(1)(A), (a)(1)(H) and (a)(1)(B), respectively.

Capitalized terms used in this Amendment but not defined herein shall have the respective meanings given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. This Amendment is being filed to disclose certain updates as reflected below.

SPECIAL FACTORS.

The section of the Schedule 14D-9 entitled “Special Factors—Purposes, Alternatives, Reasons and Effects—Additional Information” is hereby amended and supplemented by adding the following new subsection before the final subsection entitled “Forward-Looking Statements”:

Final Results of the Offer and Completion of the Merger.

The Offer and related withdrawal rights expired at one minute following 11:59 p.m. Eastern Time on August 30, 2023 and were not further extended. Continental Stock Transfer & Trust Company, Inc., acting as the depositary and paying agent for the Offer, advised Purchaser that, as of the expiration of the Offer, a total of 37,836,066 Shares were validly tendered and not validly withdrawn, representing approximately 60.9% of the Shares outstanding as of the expiration of the Offer and a majority of the Shares owned by the Unaffiliated Stockholders.

As of the expiration of the Offer, the number of Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn satisfied the Minimum Tender Condition, and all other conditions to the Offer were satisfied or waived. Immediately after the expiration of the Offer, Purchaser irrevocably accepted for payment all Shares validly tendered and not validly withdrawn, and expects to promptly pay for such Shares.

As a result of its acceptance of the Shares tendered pursuant to the Offer and in accordance with Section 251(h) of the DGCL, Purchaser owns a number of Shares that is greater than the percentage of Shares that would be required to adopt the Merger Agreement by a vote of the stockholders of the Company. Accordingly, pursuant to the Merger Agreement, Parent and Purchaser completed the acquisition of the Company on August 31, 2023 by consummating the Merger pursuant to the Merger Agreement without a vote of the Company stockholders in accordance with Section 251(h) of the DGCL. At the Effective Time, each outstanding Share (other than any Shares (i) held in the treasury of the Company, (ii) owned, directly or indirectly, by Parent, Purchaser or any subsidiary of Parent, (iii) irrevocably accepted for purchase in the Offer or (iv) held by any stockholders who were entitled to and who properly exercised appraisal rights under Delaware law), was cancelled and converted into the right to receive the Offer Price from Purchaser.

Prior to the opening of trading on The Nasdaq Stock Market LLC (“Nasdaq”) on August 31, 2023, all Shares ceased trading, and following the consummation of the Merger, all Shares will be delisted from Nasdaq and deregistered under the Exchange Act.

On August 31, 2023, the Company issued a press release announcing the expiration and results of the Offer and the consummation of the Merger. A copy of the press release issued by the Company is filed as Exhibit (a)(1)(K) hereto and is incorporated by reference herein.

ITEM 9. EXHIBITS

Exhibit No.	Description

(a)(1)(K)	Press Release issued by the Company on August 31, 2023.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 31, 2023	Pardes Biosciences, Inc.

	By:	/s/ Thomas G. Wiggans
		Name:	Thomas G. Wiggans
		Title:	Chief Executive Officer and Chair of the Board of Directors

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